FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	AGM Statement announcement made on 28 April 2006
	2.	Transaction in Own Shares announcement made on 2 May 2006
	3.	Transaction in Own Shares announcement made on 3 May 2006
	4.	Document Viewing Facility announcement made on 4 May 2006
	5.	Purchase of Own Shares announcement made on 4 May 2006
	6.	Transaction in Own Shares announcement made on 5 May 2006
	7.	Purchase of Own Shares announcement made on 8 May 2006
	8.	Supplementary Prospectus announcement made on 9 May 2006
	9.	Director/PDMR Shareholding announcement made on 9 May 2006
	10.	Transaction in Own Shares announcement made on 9 May 2006
	11.	Publication of Final Terms announcement made on 9 May 2006
	12.	Transaction in Own Shares announcement made on 10 May 2006
	13.	Transaction in Own Shares announcement made on 11 May 2006
	14.	Transaction in Own Shares announcement made on 12 May 2006
	15.	Transaction in Own Shares announcement made on 15 May 2006
	16.	UBS Global Financial Services announcement made on 16 May 2006
	17.	Issue of Equity announcement made on 16 May 2006
	18.	Transaction in Own Shares announcement made on 16 May 2006
	19.	Purchase of Own Shares announcement made on 17 May 2006
	20.	Transaction in Own Shares announcement made on 18 May 2006
	21.	Issue of Equity announcement made on 19 May 2006
	22.	Transaction in Own Shares announcement made on 19 May 2006
	23.	Transaction in Own Shares announcement made on 22 May 2006
	24.	Purchase of Own Shares announcement made on 23 May 2006
	25.	Transaction in Own Shares announcement made on 24 May 2006
	26.	Transaction in Own Shares announcement made on 25 May 2006
	27.	Issue of Equity announcement made on 26 May 2006
	28.	Dividend Declaration announcement made on 26 May 2006
	29.	Transaction in Own Shares announcement made on 26 May 2006
	30.	Transaction in Own Shares announcement made on 30 May 2006

Enclosure No. 1

The Royal Bank of Scotland Group plc AGM Statement

28 April 2006

The Meeting will deal with the proposed Resolutions as outlined in the Notice of Meeting issued to Shareholders dated 13 March 2006 and will provide a summary of the business and financial performance of the Group in 2005.

The following is an extract from the speech to be made by Sir George Mathewson, Chairman, at the meeting.

"I am delighted to report another excellent set of results for the Group in 2005.

Total income at £25.6 billion was up by 14%, and operating profit at £8.25 billion was up by 16%."

"Our basic earnings per share increased by 13%, and our adjusted earnings per share increased by 8%. "

"As a result of these strong earnings, and disciplined balance sheet growth, we increased our Tier 1 capital ratio to 7.6%, and produced a good return on equity of over 18%."

"Since we bought NatWest six years ago, in March 2000, we have increased the Group's total income by £14.5 billion, or 131%. And, of this total, over 60% has come from organic growth in income. This is equivalent to growing more than a whole new NatWest in six years."

"Over recent years we have increased the diversity of our activities by geography and have reduced our dependence on the UK. In 2005, 42% of our operating profit came from outside the UK - up from 34% in 2004 and only 15% when we bought NatWest."

"You will all be familiar with our strong position in the US, where Citizens now ranks as the eighth largest bank in the US by both total assets and by deposits, and the Group's total activities in the US rank sixth among US banks. "

"But it is also worth highlighting the progress we have made in building up our European businesses. In fact, our operating profit from Europe in 2005 was more than the profit made by Citizens prior to the acquisition of Charter One in 2004."

"Both Europe and the US are, and will continue to be, significant parts of our business."

"In 2005, our Group cost:income ratio was 42.4% - slightly higher than the previous year, reflecting the acquisition of Charter One, which had a higher cost:income ratio than the Group."

"Excluding acquisitions, the Group cost:income ratio was held flat at just under 42%, despite significant investments to enhance customer service and support future growth across our activities."

"When we bought NatWest, the Group cost income ratio was nearly 58%. Its current level of 42% compares very favourably with large UK and international banks."

"In total, our lending to customers increased by 16%, while provisions for bad debts increased by only 7%. Overall, our portfolio credit quality and metrics remained stable."

"In view of the Group's Tier 1 capital ratio at the end of 2005, and our assessment of the capital outlook going forward, we decided that there was capacity to return capital to shareholders."

"In implementing this decision, our thoughts turned first to dividends. We are proud of our dividend record - we increased our dividend by 15% or more each year for 12 years in succession up to 2004 - but our earnings over this period grew even faster, so our payout ratio declined to 34% for 2004 and, at this level, had fallen behind the payout ratios of our peers and the market more generally. "

"So we are recommending a 29% increase in our final dividend for 2005, making a 25% increase in the total dividend for the year and taking our payout ratio for 2005 up to 41%."

"Beyond this proposed dividend increase, the numbers supported a further distribution to shareholders and, as you will know, along with the announcement of our 2005 results at the end of February, we announced our intention to return up to £1 billion to shareholders through share repurchases, by February 2007. "

"Another development during 2005 was our establishment of an exclusive strategic partnership with the Bank of China."

"As you may be aware, our investment in Bank of China was formally completed just before the year end in December 2005. This investment, while a good investment in its own right, will also enable us to access joint venture and business opportunities in China. The purchase was financed by the sale of our shareholding in Banco Santander.

We have been very encouraged by progress to date in building our relationship with Bank of China, both in terms of developing joint business opportunities in a number of areas, and in helping Bank of China to improve their internal structures and systems."

"In pursuing our goal of generating superior, sustainable value for our shareholders, we need to do more than deliver good financial results. We need to add value for our customers and our people. We must also contribute to the communities in which we operate."

"To measure our progress in adding value for our people, we participate each year in a detailed analysis of employee opinion carried out for us - and for other large banks in the UK and internationally - by the independent research firm ISR. In 2005, 86% of our employees completed the Employee Opinion Survey, 2% more than the previous year and 20% more than the industry average."

"It is particularly satisfying to be able to report that RBS improved its score - over already strong scores in 2004 - in each of the 14 categories surveyed by ISR."

"In comparing our results with those of other financial groups, RBS outperformed the Global Financial Services Norm, for the first time, in each of the 14 categories surveyed - an outstanding achievement by any standards."

"During 2005 the value of our community investment programme was £56.2 million, a significant increase from the £46 million we contributed in 2004."

"It is more difficult to get measures of our success in adding value to the communities in which we operate, but we do look at published measures of Corporate Responsibility.

In 2005 our overall score in the Dow Jones Corporate Responsibility Index rose by 12% to 76%, placing us fourth among global banks. "

"Also in 2005, the international organisation AccountAbility placed our 2004 Corporate Responsibility report 14th among the world's top 100 companies, and 2nd among the world's banks."

"2005 was another year of excellent performance by our Group. Increased earnings and strong capital generation enabled us to keep investing for future growth as well as to raise our dividend significantly and to embark on a programme of share repurchases."

"These results demonstrate the strength and momentum of the Group and the capabilities of the diverse business platform we have built. I believe that our platform provides us with a diverse range of opportunities in a number of geographies."

"The Group has continued to perform well in the first few months of this year in line with the comments which we made at the full year results presentation on 28 February."

Forward Looking Statements
This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure No. 2

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 2 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1814.5p per ordinary share.

Enclosure No. 3

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 3 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1812.25p per ordinary share.

Enclosure No. 4

The Royal Bank of Scotland Group plc

04 May 2006

In accordance with the UK Listing Authority rules, The Royal Bank of Scotland Group plc has been submitted to the Document Viewing Facility copies of the additional business resolutions passed at its Annual General Meeting held on 28 April 2006.

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 4 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1823p per ordinary share.

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 5 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1825.86p per ordinary share.

Enclosure No. 7

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 8 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1835.5p per ordinary share.

Enclosure No. 8

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc £35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6772c_-2006-5-9.pdf

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,796

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

157,021

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,243

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,138

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,093

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,954

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.34

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,592

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 May 2006

Enclosure No. 10

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 9 May 2006 it purchased for cancellation 75,000 of its ordinary shares at an average price of 1817.6667p per ordinary share.

Enclosure No. 11

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc's CAD700,000,000, Fixed/Floating Undated Subordinated Callable Step-Up Notes (the "Notes") issued under its £35,000,000,000 Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 12 August 2005 and the supplemental Prospectuses dated 30 September 2005, 6 January 2006, 6 March 2006, 27 April 2006 and 9 May 2006 respectively (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7053c_-2006-5-9.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 12

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 10 May 2006 it purchased for cancellation 125,000 of its ordinary shares at an average price of 1821.8p per ordinary share.

Enclosure No. 13

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1807.25 per ordinary share.

Enclosure No. 14

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 12 May 2006 it purchased for cancellation 150,000 of its ordinary shares at an average price of 1766.833333p per ordinary share.

Enclosure No. 15

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 15 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1720.778p per ordinary share.

Enclosure No. 16

The Royal Bank of Scotland Group plc ("RBS") - Presentation to the UBS Global Financial Services Conference

16 May 06

Sir Fred Goodwin, Group Chief Executive, presented to the UBS Global Financial Services Conference in New York on Monday 15th May in the afternoon.

A copy of the presentation is available on the Group's website <www.rbs.com/ir>.

For further information:

Investor Relations

Richard O'Connor

Tel: +44 (0) 207 672 1758

Media

Carolyn McAdam

Head of Group Communications

Tel: +44 (0) 131 523 23055

Enclosure No. 17

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS

US DOLLAR PREFERENCE SHARE ISSUE

16th May 2006

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to issue Category II Non-cumulative Dollar Preference Shares to be designated Series Q ("the Series Q Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series Q ADRs") in the United States, at a subscription price of US$25.00 per share.

The Series Q Preference Shares will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the US Securities and Exchange Commission and which provides for the offer and sale from time to time of, among other things, the Group's dollar preference shares.

Application will be made to list the Series Q ADRs on the New York Stock Exchange. The FSA has confirmed that the Series Q Preference Shares will qualify as core Tier One capital.

The Group is being advised in connection with the issue by Citigroup Global Markets Inc. and RBS Greenwich Capital, who are also acting with Merrill Lynch & Co, Morgan Stanley, UBS Securities LLC, and Wachovia Securities as managers.

The proceeds of the issue of the Series Q Preference Shares will be used for general corporate purposes, which may include the redemption or repurchase of outstanding securities, and to strengthen the Group's capital base.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series Q Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. Further, no Series Q Preference Shares will be offered to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Guy Whittaker	Ron Huggett
Group Finance Director	Director, Capital Management
Executive House G	280 Bishopsgate
RBS Gogarburn	London
PO Box 1000	EC2M 4RB
Edinburgh	Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Citigroup

Alan Patterson

Managing Director

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London

E14 5LB

Tel: 020 7986 8990

Enclosure No. 18

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 16 May 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1736.35p per ordinary share.

Enclosure No. 19

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 17 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1703.3333p per ordinary share.

Enclosure No. 20

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1689.4041p per ordinary share.

Enclosure No. 21

THE ROYAL BANK OF SCOTLAND GROUP PLC AGREES PRICE FOR US$ 675 MILLION PREFERENCE SHARE ISSUE

19th May 2006

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 27,000,000 Category II Non-cumulative Dollar
Preference Shares to be designated Series Q ("the Series Q Dollar Preference Shares"), which will be issued in the form of American
Depositary Receipts ("the Series Q ADRs") in the United States, at a subscription price of US$25.00 per share.

Non-cumulative preferential dividends on the Series Q Dollar Preference Shares will be payable in US dollars quarterly in arrear on
31 March, 30 June, 30 September and 31 December, at a rate of 6.75% per annum of the liquidation amount of $25.00 per Series Q Dollar
Preference Share. The first coupon is payable 30 June 2006. The Series Q Dollar Preference Shares can be redeemed in whole or in part at any time on or after 30 June 2011 at US$25.00 per share, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by Citigroup Global Markets Inc. and RBS Greenwich Capital, who are also acting with Merrill Lynch & Co, Morgan Stanley, UBS Securities LLC, and Wachovia Securities as managers.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the
Series Q Dollar Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such State. Further, no Series Q Dollar Preference Shares will be offered to the public in the UK.

For further information or to obtain a copy of the related prospectus, please contact;

The Royal Bank of Scotland Group plc

Guy Whittaker                                         Ron Huggett

Group Finance Director                                Director Capital Management

Executive House G                                     280 Bishopsgate

RBS Gogarburn                                         London

PO Box 1000                                           EC2M 4RB

Edinburgh                                             Tel: 020 7085 4925

EH12 1HQ

Tel: 0131 523 2028

Citigroup Global Markets Ltd

Alan Patterson

Managing Director

Citigroup Global Markets Limited

33 Canada Square

Canary Wharf

London

E14 5LB

Tel: 020 7986 8990

END

Enclosure No. 22

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 19 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1695.1057p per ordinary share.

Enclosure No. 23

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 22 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1692.3587p per ordinary share.

Enclosure No. 24

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 23 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1710.2301p per ordinary share.

Enclosure No. 25

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 24 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1691.5429p per ordinary share.

Enclosure No. 26

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 25 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1696.3995p per ordinary share.

Enclosure No. 27

THE ROYAL BANK OF SCOTLAND GROUP PLC

COMPLETES US$ 675 MILLION PREFERENCE SHARE ISSUE

26th May 2006

The Royal Bank of Scotland Group plc ("the Group") has completed the issue of
27,000,000 Category II Non-cumulative Dollar Preference Shares designated Series
Q ("the Series Q Dollar Preference Shares"). The proceeds of the issue of the
Series Q Dollar Preference Shares, after deducting underwriting commissions, amount to approximately US$654,000,000. Application has been made for the Series
Q Dollar Preference Shares to be listed on the New York Stock Exchange.

The Group was advised in connection with the issue by Citigroup Global Markets
Inc. and RBS Greenwich Capital, who are also acting with Merrill Lynch & Co,
Morgan Stanley, UBS Securities LLC, and Wachovia Securities as managers.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series Q Dollar Preference
Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. Further, no Series Q Dollar Preference Shares will be offered to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Guy Whittaker                                         Ron Huggett
Group Finance Director                                Director Capital Management
Executive House G                                     280 Bishopsgate
RBS Gogarburn                                         London
PO Box 1000                                           EC2M 4RB
Edinburgh                                             Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Citigroup Global Markets Ltd

Alan Patterson
Managing Director
Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 020 7986 8990

Enclosure No. 28

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES E, SERIES F, SERIES G, SERIES H, SERIES K, SERIES L, SERIES
M, SERIES N, SERIES P AND SERIES Q NON-CUMULATIVE DOLLAR PREFERENCE SHARES of
US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2006

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 30 June 2006. The dividends will be paid on 30 June 2006 at the undernoted rates to holders on the register at the close of business on 15 June 2006.

Series                                                Dividend payable per share

Series E                                              US$0.50625
Series F                                              US$0.478125
Series G                                              US$0.4625
Series H                                              US$0.453125
Series K                                              US$0.4921875
Series L                                              US$0.359375
Series M                                              US$0.40
Series N                                              US$0.396875
Series P                                              US$0.390625
Series Q                                              US$0.1640625*

 * From the date of issue, 25 May 2006

26 May 2006

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 2 NON-CUMULATIVE PREFERENCE SHARES OF EUR0.01 FOR THE PERIOD
TO 30 JUNE 2006

The Directors have declared the specified  dividends on the undernoted series of
Non-cumulative  preference  shares of EUR0.01  each for the period  from 28 June
2005 to 30 June 2006 be declared as follows.  The  dividends  will be paid on 30
June 2006 at the  undernoted  rates to holders on the  register  at the close of business on 15 June 2006.

Series                                                Dividend payable per share

Series 2                                              EUR52.79

26 May 2006

Enclosure No. 29

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 26 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1719.7149p per ordinary share.

Enclosure No. 30

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 30 May 2006 it purchased for cancellation 225,000 of its ordinary shares at an average price of 1700.8187p per ordinary share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat